UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

Current Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **July 22, 2004**

VENTURE FINANCIAL GROUP, INC.
(Exact Name of Registrant as Specified in Its Charter)

Washington	0-24024	91-1277503
(State or Other Jurisdiction of Incorporation or Organization	(Commission File Number)	(I.R.S. Employer Identification Number)

721 College St SE
P.O. Box 3800
Lacey, Washington 98503
(Address of Principal Executive Offices)(Zip Code)

(360) 459-1100
(Registrant's Telephone Number, Including Area Code)

None
(Former name or former address, if changed since last report)

Item 7.   FINANCIAL STATEMENTS, PRO FORMA FINANCIAL INFORMATION AND EXHIBITS

      (c)   Exhibits.

         99.1   Press Release dated July 22, 2004, announcing financial results.
         99.2   Press Release dated July 22, 2004, announcing cash dividend.

Item 9.   REGULATION FD DISCLOSURE

On July 22, 2004, Venture Financial Group, Inc. issued an earnings release for the 2nd quarter 2004, and a release announcing a cash dividend payable August 16, 2004. All information in the press releases, attached as Exhibit 99.1 and Exhibit 99.2, are not filed but considered furnished pursuant to Regulation FD. A copy of the releases are attached hereto as Exhibit 99.1 and Exhibit 99.2, which are incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

VENTURE FINANCIAL GROUP, INC.

(Registrant)

Dated: July 23, 2004   By: /s/ Catherine M. Reines
                                Catherine M. Reines, Chief Financial Officer

EXHIBIT 99.1

FOR IMMEDIATE RELEASE   Contact: Cathy Reines
                                              Chief Financial Officer
                                              360.459.1100

Venture Financial Group Reports Second Quarter Earnings

SECOND QUARTER HIGHLIGHTS
- *First South King County branch location purchased*
- *Demand deposits and savings and interest bearing demand deposits increase 12% and 10%, respectively for the quarter*
- *Loan growth continues - 6% year-to-date and 9% over June 30, 2003*
- *Credit quality continues to improve*

Olympia, Wash., July 22, 2004 - Venture Financial Group, Inc. ("Venture" or "the Company"), parent company of Venture Bank (www.venture-bank.com) today announced second quarter net income of $1.89 million, a slight decrease of $64,000 or 3% compared to $1.95 million for the second quarter 2003. Diluted earnings per share were $.28 for the quarters ended June 30, 2004 and June 30, 2003.

For the quarter ended June 30, 2004, assets totaled $528 million, an increase of 11% over the $476 million in total assets at June 30, 2003. Total loans increased $30 million or 9% to $386 million from $356 million at June 30, 2003. Securities available for sale increased $42 million or 131% to $75 million from $33 million at June 30, 2003. Premises and equipment increased $1 million compared to the June 30, 2003 balance. This increase is primarily attributed to the purchase of the Bank's first South King County location. This financial center, located in Kent is anticipated to be open in November 2004.

Demand deposits and interest bearing demand deposits increased 12% and 10% respectively for the quarter. Time deposits decreased slightly during the quarter.

"We are pleased with the quarterly and year-to-date results. To exceed year over year income despite significant reductions in small loan and mortgage loan income represents substantial improvement in our core banking revenue. We believe that this, along with our expansion into the South King County market, positions us well for the future" said Ken F. Parsons Sr., Venture Financial Group Chairman.

Operating Results
Quarter Ended June 30, 2004

Net Interest Income

Net interest income for the second quarter of 2004 decreased 9% to $6.0 million, from $6.6 million for the same period in 2003. This decrease is due to discontinued income from the small loan program in the state of Alabama. Net interest income excluding the Alabama small loan income in 2003 would have been $5.2 million.   The reduction in small loan income is partially offset by an increase in investment income of $419,000 or 120% and a decrease in deposit interest expense of $151,000 or 13% for the quarter ended June 30, 2004 compared to the same period in 2003.

Net interest income for the six months ended June 30, 2004 decreased $1.1 million or 8% to $12,105,000 from $13,232,000 for the same period last year. Net interest income for the six months ending June 30, 2003 excluding the Alabama small loan income in 2003 would have been $11,068,000.

Non Interest Income

Non interest income decreased by $461,000 or 19% to a total of $2 million for the quarter ended June 30, 2004 compared to $2.5 million for the same quarter in 2003. This decrease is due largely to a decrease for the quarter ended June 30, 2004 of $678,000 or 68% in origination fees on mortgage loans sold. This decrease was expected and is attributed to the slowing refinance market.

The six months ending June 30, 2004 showed a decrease in non interest income of $1.2 million or 25% compared to the previous year. This was due largely to a decrease in originations fees on mortgage loans sold of $1,198,000 or 65%.

Non Interest Expense

Total non interest expense decreased by $528,000 or 9% for the three months ended June 30, 2004 compared to the three months ended June 30, 2003. This cost savings is due to a decrease in salary and benefit expense of $258,000 related to reduced mortgage commissions and fewer employees. In addition, the Company incurred marketing and branding costs during the quarter ended June 30, 2003 approximating $204,000 not incurred during the second quarter 2004. Finally, the Company continues to focus on cost control in 2004 and accordingly other expenses are continuing to be reduced.

Non interest expense for the six months ending June 30, 2004 decreased $1.6 million or 14% compared to the same period in 2003. This reduction is due to a decrease in salary and benefit expense of $614,000 resulting primarily from a reduction in mortgage commissions. In addition, the Company incurred $604,000 in marketing and branding costs in the first six months of 2003 not incurred in 2004.

"Our team continues to concentrate on growth in our core banking areas and we are excited about the progress. We are focused on taking advantage of our brand and building quality relationships with our customers" said Jon M. Jones, Venture Bank President.

Nonperforming Assets

Nonperforming assets (which includes nonperforming loans and other nonperforming assets) as a percentage of total assets was .56%, .82% and 2.81% as of June 30, 2004, December 31, 2003 and June 30, 2003 respectively.
Nonperforming loans as a percentage of total loans was .42%, .60% and 1.28% as of June 30, 2004, December 31, 2003 and June 30, 2003 respectively.

"I am proud of the efforts of our credit team in once again improving the quality of the loan portfolio. Having placed the credit issues acquired during the Harbor Bank acquisition behind us, this year we have demonstrated our ability to grow the portfolio with quality loans" said Mr. Jones.

Agreement to Sell Seven Branches

On June 24, 2004 the Company entered into agreement to sell seven of its branches. The sale is subject to customary regulatory approval and is anticipated to close in early Fall, 2004. Venture Financial Group Shareholders will benefit from an estimated $4 million net gain on the sale.

Venture Financial Group, through its wholly owned subsidiary, Venture Bank has 20 offices in four western Washington counties and offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products and other banking services. Further information about the Bank may be found on the Internet at www.venture-bank.com.

Note Regarding Forward-Looking Information
This press release includes forward-looking statements within the meaning of the "Safe-Harbor" provisions of the Private Securities Litigation Reform Act of 1995, which management believes are a benefit to shareholders. These statements are necessarily subject to risk and uncertainty and actual results could differ materially due to certain risk factors, including those set forth from time to time in each company's filings with the Securities and Exchange Commission (the "SEC"). You should not place undue reliance on forward-looking statements and we undertake no obligation to update any such statements. Specific risks in this press release include whether the Company can continue to reduce expenses and grow in our targeted markets and can complete the sale of its seven branches as anticipated.

VENTURE FINANCIAL GROUP
CONDENSED CONSOLIDATED STATEMENTS OF CONDITION
(Dollars in thousands, except per share amounts; unaudited)

	June 30 2004	December 31 2003	June 30 2003
Assets			
Cash and due from banks	$ 21,271	$ 19,048	$ 31,281
Interest bearing deposits in banks	5,575	213	593
Federal funds sold	0	5,530	6,100
Securities available for sale, at fair value	75,284	84,878	32,554
Securities held to maturity, at amortized cost	504	505	505
FHLB Stock	1,181	1,156	1,124
Loans held for sale	2,625	4,138	11,825
Loans	386,172	363,493	355,829
Allowance for credit losses	7,512	7,589	8,178
Net loans	**378,660**	**355,904**	**347,651**
Premises and equipment	12,988	12,112	11,614
Foreclosed real estate	1,328	1,996	8,520
Accrued interest receivable	1,972	1,824	1,766
Cash value of life insurance	13,397	13,113	9,070
Intangible assets	11,653	11,597	11,653
Other assets	1,601	1,886	1,832
Total assets	*$528,039*	*$513,900*	*$476,088*
Liabilities			
Deposits:			
Demand	$ 87,024	$ 81,344	$ 80,824
Savings and interest bearing demand	205,352	182,545	166,881
Time deposits	105,278	118,334	128,365
Total deposits	*397,654*	*382,223*	*376,070*
Short term borrowing	33,115	34,394	19,135
Long term debt	42,589	42,000	29,000
Accrued interest payable	394	174	472
Other liabilities	4,291	6,436	5,848
Total liabilities	*478,043*	*465,227*	*430,525*
Stockholders' Equity			
Common stock, (no par value); 10,000,000 shares authorized, shares issued and outstanding: June 2004 - 6,423,505 December 2003 - 6,474,244; June 2003 - 6,569,754	23,740	25,289	26,342
Retained earnings	26,448	23,254	18,542
Accumulated other comprehensive income (loss)	(192)	130	679
Total stockholders' equity	**49,996**	**48,673**	**45,563**
Total liabilities and stockholders' equity	*$528,039*	*$513,900*	*$476,088*
Other Data			
Nonperforming assets to total assets	.56%	.82%	2.81%
Nonperforming loans to loans	.42%	.60%	1.28%
Allowance for credit losses to loans	1.93%	2.06%	2.30%
Allowance for credit losses to nonperforming assets	461.99%	344.02%	174.07%
Equity to Assets	9.47%	9.47%	9.57%
Net interest margin	5.49%	6.13%	6.75%

VENTURE FINANCIAL GROUP
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(Dollars in thousands, except per share amounts; unaudited)

	Three months ended June 30		Six months ended June 30	
	2004	2003	2004	2003
Interest Income				
Loans	$6,786	$7,788	$13,437	$15,671
Federal funds sold and deposits in banks	10	28	13	30
Investments	767	348	1,674	699
Total interest income	**7,563**	**8,164**	**15,124**	**16,400**
Interest Expense				
Deposits	1,018	1,169	2,020	2,429
Other	504	381	999	739
Total interest expense	**1,522**	**1,550**	**3,019**	**3,168**
Net interest income	**6,041**	**6,614**	**12,105**	**13,232**
Provision for credit losses	**143**	**622**	**275**	**1,199**
Net interest income after provision for credit losses	**5,898**	**5,992**	**11,830**	**12,033**
Non-interest income				
Service charges on deposit accounts	1,065	935	1,954	1,855
Origination fees on mortgage loans sold	312	990	650	1,848
Other operating income	611	524	1,180	1,312
Total non-interest income	**1,988**	**2,449**	**3,784**	**5,015**
Non-interest expense				
Salaries and employee benefits	2,713	2,971	5,597	6,211
Occupancy and equipment	863	915	1,718	1,718
Other expense	1,547	1,765	2,734	3,702
Total non-interest expense	**5,123**	**5,651**	**10,049**	**11,631**
Operating income before income taxes	**2,763**	**2,790**	**5,565**	**5,417**
Provision for income taxes	873	836	1,767	1,681
Net income	**$1,890**	**$1,954**	**$ 3,798**	**$ 3,736**
Other comprehensive income, net of tax:				
Unrealized holding gains (losses) on securities arising during the period	(988)	179	(489)	146
Comprehensive Income	**$902**	**$2,133**	**$ 3,309**	**$ 3,882**
Earnings per Share Data				
Basic earnings per share	**$ 0.29**	**$ 0.30**	**$ 0.59**	**$ 0.57**
Diluted earnings per share	**$ 0.28**	**$ 0.28**	**$ 0.57**	**$ 0.54**
Dividends declared per share	$ 0.05	$ 0.03	$ 0.09	$ 0.07
Weighted average number of common shares	6,443,482	6,572,003	6,452,650	6,571,398
Weighted average number of common shares, Including dilutive stock options	6,707,145	6,895,296	6,716,313	6,861,501
Performance Ratios				
Return on average assets (annualized)	1.46%	1.66%	1.47%	1.57%
Return on average equity (annualized)	15.30%	17.20%	15.48%	16.58%

EXHIBIT 99.2

PRESS RELEASE

For Immediate Release
Contact: Cathy Reines, Chief Financial Officer
                (360) 459-1100
                (360) 459-0137 (Fax)

Venture Financial Group Announces Cash Dividend

Olympia, Wash. July 22, 2004 - Venture Financial Group, Inc., parent company of Venture Bank, announced that on July 21, 2004, the Board of Directors declared a cash dividend of $.05 per share payable August 16, 2004 to all shareholders of record as of August 3, 2004.

The declared dividend marks the twenty-second consecutive quarterly dividend to be paid.

Venture Bank, with 20 offices in four western Washington counties, offers a full spectrum of financial services including commercial, construction, residential and consumer lending, deposit products, and other banking services. The bank also provides a broad range of investment services through its subsidiary Venture Wealth Management, Inc. Further information about the bank may be found on the Internet at www.venture-bank.com.